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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                        Commission File Number: 333-33751


       (Check One):  |X|  Form 10-K  [ ]  Form 20-F  [ ]  Form 11-K
                     [ ]  Form 10-Q  [ ]  Form N-SAR

                        For Period Ended: August 25, 2001

                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR

   For the Transition Period Ended:___________________________

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  READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                                 Not applicable

PART I - - REGISTRANT INFORMATION


             Archibald Candy Corporation
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               Full Name of Registrant


                         N/A
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             Former Name if Applicable


             1137 West Jackson Boulevard
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Address of Principal Executive Office (Street and Number)


              Chicago, Illinois 60607
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             City, State and Zip Code

PART II - - RULES  12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


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     |X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     |X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III.  NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed).

     As a consequence of issues arising in connection with the commencement of bankruptcy proceedings on November 15, 2001 by the Registrant's wholly owned subsidiary Sweet Factory Group, Inc. and its three wholly owned subsidiaries, Sweet Factory, Inc., SF Candy Company and SF Properties, Inc., the Registrant's Annual Report on Form 10-K for the period ended August 25, 2001 could not be filed within the prescribed time period without unreasonable effort and expense.

     In accordance with Rule 12(b)-25(b)(2) of the Securities Exchange Act of 1934, as amended, and pursuant to Part II(b) of this Form 12b-25, the Registrant undertakes to file its Form 10-K within fifteen (15) calendar days following the Form 10-K's prescribed due date.

PART IV.  OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification.

                   Richard J. Anglin (312) 243-2700
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                (Name) (Area code) (Telephone number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                       |X| Yes [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or a portion thereof?

                                                       |X| Yes [ ] No


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     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Registrant anticipates that it will have an operating loss for the fiscal year ended August 25, 2001, compared to operating income of $3.2 million for the fiscal year ended August 26, 2000. The decrease in operating income will be due primarily to (1) write-offs of impaired Sweet Factory assets in the amount of approximately $14.6 million, (2) restructuring charges in the amount of approximately $6 million in connection with the closing of unprofitable Sweet Factory stores and (3) non-recurring manufacturing start-up costs of approximately $3 million in connection with the transition of Laura Secord product manufacturing to our Chicago facility.


                         Archibald Candy Corporation
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               (Name of Registrant as specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  November 21, 2001


/s/ Richard J. Anglin
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Richard J. Anglin
Chief Financial Officer